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                             July 27, 2023

       Stephen Bratspies
       Chief Executive Officer
       Hanesbrands Inc.
       1000 East Hanes Mill Road
       Winston-Salem, NC 27105

                                                        Re: Hanesbrands Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Item 2.02 Forms 8-K
filed February 2, 2023 and May 3, 2023
                                                            Response dated July
18, 2023
                                                            File No. 001-32891

       Dear Stephen Bratspies:

              We have reviewed your July 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 5, 2023 letter.

       Item 2.02 Form 8-K filed February 2, 2023

       Exhibit 99.1, page 3

   1. We read your response to comment 2. Please provide us your proposed disclosure revisions.
   2.                                                   We read your response
to comment 3. We continue to believe your non-GAAP
                                                        adjustments to remove
non-cash reserves recorded related to deferred taxes result in an individually-tailored
income tax recognition method. Please revise your non-GAAP
                                                        presentations to omit
them.
 Stephen Bratspies
Hanesbrands Inc.
July 27, 2023
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameStephen Bratspies                     Sincerely,
Comapany NameHanesbrands Inc.
                                                        Division of Corporation
Finance
July 27, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName